EXHIBIT 99

COMPUTER SCIENCES CORPORATION
REVENUES BY MARKET SECTOR
(In millions)

	Second Quarter Ended		% of Total
	Sept. 27, 2002	Sept. 28, 2001	Fiscal 2003	Fiscal 2002

Global commercial:
U.S. commercial	$958.7	$ 1,044.0	35%	38%
Europe	706.7	726.3	26	26
Other International	294.9	334.4	11	12
Total	1,960.3	2,104.7	72	76

U.S. federal government:
Department of Defense	449.7	397.6	16	14
Civil agencies	322.4	263.0	12	10
Total	772.1	660.6	28	24
Total Revenues	$2,732.4 ======	$2,765.3 ======	100% =====	100% =====

	Six Months Ended		% of Total
	Sept. 27, 2002	Sept. 28, 2002	Fiscal 2003	Fiscal 2002

Global commercial:
U.S. commercial	$1,962.4	$ 2,098.8	36%	38%
Europe	1,388.6	1,408.6	25	26
Other International	582.4	637.7	11	12
Total	3,933.4	4,145.1	72	76

U.S. federal government:
Department of Defense	922.6	808.2	17	15
Civil agencies	641.2	525.6	11	9
Total	1,563.8	1,333.8	28	24
Total Revenues	$5,497.2 ======	$5,478.9 ======	100% =====	100% =====